Mail Stop 3010

July 21, 2009

VIA U.S. MAIL and FAX 310-461-1901

Yossi Attia
Chief Executive Officer
Yasheng Eco-Trade Corporation
9107 Wilshire Blvd.
Suite 450
Beverly Hills, CA 90210

Re: **Yasheng Eco-Trade Corporation**
Form 10-K
Fiscal Year Ended December 31, 2008
Filed April 15, 2009

Form 10-Q
Three Month Period Ended March 31, 2009
Filed May 20, 2009

Form 8-K
Filed July 15, 2009
File No. 001-12000

Dear Mr. Attia:

We have reviewed your response letter dated June 18, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note your response to comment 12 in our letter dated May 19, 2009 regarding the reference to the safe harbors for forward-looking statements provided by Private Securities Litigation Reform Act of 1995 ("PSLRA"). Please also remove the references to the PSLRA and the safe harbors provided thereunder from your website.

Item 1. Description of Business, page 3

Going Concern, page 3

2.   We note your response to comment 6 in our letter dated May 19, 2009 and the revisions that you made to your annual report. Please expand this disclosure to specifically state in this section that your auditor's report indicates there is substantial doubt as to your ability to continue as a going concern.

3.   We note your response to our prior comment 5. Your disclosure on page F-7 of the attached draft Form 10-K/A still refers to the reserves as "proven undeveloped." Please revise your disclosure to remove such reference or clarify that a more recent report has found that the reserves are negative in value.

Mineral Resources Industry, page 5

4.   We note that you have ceased your efforts in developing the DCG properties. We further note, however, that on your website, http://www.vortexrc.com, you continue to reference this project as an ongoing "deal." Please revise your website accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 18

5.   We note your response to comment 11 in our letter dated May 19, 2009. We direct your attention to page 14 under the subheading "Plan of Operations" where you state that your "present cash reserves and monetary assets are sufficient to carry out [your] plan of operation without substantial additional financing." You also state in this section that you anticipate spending $2,000,000 to finance your plan of operation. On page 18, however, you state that your "available cash resources will not be sufficient to meet [your] prior anticipated working capital requirements, though it will be sufficient to manage the existing business of the

Company without further development" and you also indicate that you have $123,903 in cash, cash equivalents and marketable securities. Please reconcile your disclosure to make clear whether your available cash resources are sufficient to meet your presently anticipated working capital requirements.

Item 11. Executive Compensation, page 27

Summary Compensation Table, page 27

6.   We note your response to comment 16 in our letter dated May 19, 2009. While you included a row in the table for the 2007 compensation of your named executive officers, you did not disclose the amounts earned in 2007. We note that your Form 10-KSB for the fiscal year ended December 31, 2007 discloses that both Yossi Attia and Robin Gorelick received compensation in 2007. Please revise accordingly.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 32

7.   We note your response to comment 17 in our letter dated May 19, 2009. Please disclose the natural person responsible for making voting or investment decisions for all entities listed therein. Furthermore, we note that you have disclosed that Yossi Attia owns 1,000 shares of common stock, but in the footnotes, you state that his ownership also includes the option to purchase 100,000 shares of common stock, which fully vested on April 13, 2007. Therefore, in the table, it should disclose that Mr. Attia owns 101,000 shares of common stock. Please review your disclosure and provide accurate beneficial ownership disclosure in the table for each person as required by Item 403 of Regulation S-K.

8.   Please refer to the comment above. Please explain to us why you have not included CORCYRA's ownership in your beneficial ownership table.

9.   We note your disclosure regarding your "Super Voting Seriues [*sic*] B Preferred Stock" on page 3 and your disclosure about your preferred stock on page 11. We direct you to Item 403(a) of Regulation S-K, which requires that you disclose the security ownership of anyone with a more than five percent ownership of any class of *voting* securities, and Item 403(b), which requires that you disclose the security ownership of your directors and named executive officers for *each* class of equity securities. Please revise your disclosure accordingly.

Item 15. Exhibits, page 34

10.   We note your response to comment 21 in our letter dated May 19, 2009. In your response, you state that you did not file the agreement with Ashfield Finance LLC and the License Agreement with Dr. Danny Rittman because they are

"immaterial." Our comment asked you to provide us with any analysis supporting your determination that your business is not substantially dependent on those agreements or relationships. Therefore, please provide us with such an analysis for these two agreements.

11. We note your response to comment 22 in our letter dated May 19, 2009. Please refer to Instruction 2 to Item 601(b)(10) of Regulation S-K, which states that if a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or 10-K, it shall be filed as an exhibit to that report. It appears as though this instruction would apply to your agreements with Messrs. Mustafoglu and Dunckel. Please revise accordingly.

12. We have reviewed your response to comment 23 in our letter dated May 19, 2009. The omission of schedules or attachments to exhibits under Item 601(b)(2) applies only to exhibits that relate to a material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement. All other exhibits must be filed in their entirety. Please revise your exhibit filings accordingly.

Financial Statements

General

13. We have reviewed your response to comment number 25. Please revise you financial statements and other corresponding areas of your filing to remove the characterization of the transaction as a "reverse merger."

14. We have reviewed your response to comment number 26. Please provide additional information as to how you have met each of the stipulated requirements of paragraph 30 of SFAS 144 as of December 31, 2008 to qualify for held for sale accounting treatment for the DCG component of your company. Additionally, within your response please address the possible deserting of the property and paragraph 27 of SFAS 144, which stipulates that if management disposes a long lived asset other then by sale then is should continue to be recorded as held for use until the date of disposal.

15. We have reviewed your response to comment number 27. Please provide additional information supporting the classification of the bad debt expense outside of discontinued operations. Based upon your response to comment number 31, it would appear that these funds were advanced subsequent to divestiture. Please provide additional information supporting your analysis that you will not have significant continuing involvement with the ERC and Verge subsequent to disposal, given your advance.

Consolidated Statements of Stockholders' Equity, page F-5

16.   We have reviewed your response to comment number 29. Please tell us how you
        have complied with SAB Topic 4C as the application is not restricted to
        Investment Companies.

Consolidated Statements of Cash Flows, page F-6

17.   We have reviewed your response to comment number 30. Please revise your
        consolidated statements of cash flows to include a reconciliation of net income to
        cash flow from operations as required by paragraphs 28 and 29 of SFAS 95.

Notes to the Consolidated Financial Statements

4. Investment (and loans) in Affiliates, at equity, page F15

18.   We have reviewed your response to comment number 31. It remains unclear as to
        how you have complied with footnote 1 of APB 26. Please tell us whether the
        company, ERC and Verge were considered related entities as of the date of
        advance and management's basis for that conclusion.

7   Convertible Notes Payable and Debt Discount, page F-18

19.   We have reviewed your response to comment number 32. Please provide
        additional information as to your compliance with SFAS 133 and EITF 00-19. It
        appears that your notes payable can be convertible at a conversion price equal to
        85% of the volume weighted average priced for the ten day immediately
        preceding conversion with a floor of $2 per share. It would appear that this
        provision could possibly meet the criteria of a derivative that needs to be
        bifurcated in compliance with SFAS 133.

20.   Please tell us what additional charges management is referring to that should not
        be recorded as a result of the legal actions between the company and Trafalgar.

21.   We have reviewed your response to comment 33. Please tell us how you have
        complied with paragraph 16 of APB 16 in regards to your presentation of the debt
        discount as an asset as it appears that management's basis is unclear.
        Additionally, please tell us management's basis for taking impairment on the debt
        discount in the first quarter of 2009 and the accounting literature relied upon.

22.   We have reviewed your response to comment 34. Please provide additional
        information as to your application of the effective yield calculation in determining

Yossi Attia
Yasheng Eco-Trade Corporation
July 21, 2009
Page 6

the amortization of the debt discount. We are not clear as how the use of a risk-free rate adjusted by a risk premium factors into the calculation.

23.   We have reviewed your response to comment number 35. Please tell us whether the requirement to pay additional funds to compensate for the fluctuation in the Euro to US dollar spot exchange rate should be considered a derivative that would need to be bifurcated under SFAS 133. We are unclear how the legal actions between the company and Trafalgar are relevant to the accounting treatment.

10. Dispositions, page F-20

24.   We have reviewed your response to comment number 37. Please provide to us a description of how management determined the fair value of services provided by the consultant and a calculation of any gain or loss upon settlement. Based upon your disclosure within the March 31, 2009 Form 10-Q, we note that you have characterized the impairment as a consulting, director and professional fee within your income statement. Please provide to us management's basis for this classification and the amount of the impairment.

25.   We have reviewed your response to comment number 38. Please tell us the nature of the gas rights on real property recorded on your balance sheet as of December 31, 2008. Within your response you state that these represent performing notes of $2.1 million relating to DCG yet the transaction you cite where as the company obtained the notes did not close until February 28, 2009. Lastly, within your response you did not address how the reserve report affected your impairment analysis regarding this asset.

Note 20 – Additional disclosures pursuant to Comment Letter dated May 19, 2009, page F-42

26.   Please integrate the information provide within this footnote into the other footnotes as appropriate. It is inappropriate to refer to a comment letter for the bases of including the information provided.

March 31, 2009 Form 10Q, filed May 20, 2009

Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page 4

27.   We note that you have presented assets and liabilities from discontinued operations on your balance but there does not appear to be corresponding presentation within your income statement. Please confirm to us that any

component that qualified for discontinued operations accounting treatment did not have any operations that should have been classified as such.

Condensed Consolidated Statements of Cash Flows, page 6

28.   Please tell us how you presented the January 23, 2009 sale of 50,000 shares of common stock within your statement of cash flows.

Notes to Unaudited Condensed Consolidated Financial Statements

1.   Organization and Business, page 7

29.   We note that you have issued a significant number of shares to Yasheng and Capital in consideration for exploring business opportunities, which include a legend which allows the Company to cancel said shares if the transaction is not complete. Please tell us your basis for determining that these shares should be considered issued and outstanding given the significant contingency that exists. Additionally, please tell us how you have accounted for this issuance including your basis for recording goodwill upon finalization of the transaction. Please cite accounting literature relied upon.

2.   Convertible Notes Payable and Debt Discount

AP Holdings Limited (AP), page 14

30.   Please tell us how you plan to account for the change in conversion price of the amounts outstanding to AP. Within your response please tell us the amount of any charge that you anticipate recording and how you calculated the charge.

Form 8-K filed July 15, 2009

31.   It appears that you have completed your contemplated acquisition with Yasheng Group. Please include all the disclosure required by Item 2.01 of Form 8-K. Please also include any relevant acquisition agreements as exhibits to the Form 8-K.

*   *   *   *

Yossi Attia
Yasheng Eco-Trade Corporation
July 21, 2009
Page 8

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief